EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

       Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2015	2014	2013	2012	2011

Income (loss) from continuing operations before income taxes and
income from partially owned entities	$735,103	$492,492	$328,810	$(29,300)	$358,473
Fixed charges	450,292	487,651	480,058	457,247	461,311
Income distributions from partially owned entities	63,438	96,286	54,030	226,172	93,635
Capitalized interest and debt expense	(59,305)	(62,786)	(42,303)	(16,801)	(1,197)

Earnings - Numerator	$1,189,528	$1,013,643	$820,595	$637,318	$912,222

Interest and debt expense	$378,025	$412,755	$425,782	$431,235	$453,420
Capitalized interest and debt expense	59,305	62,786	42,303	16,801	1,197
1/3 of rental expense – interest factor	12,962	12,110	11,973	9,211	6,694
Fixed charges - Denominator	450,292	487,651	480,058	457,247	461,311
Preferred unit distributions	80,736	81,514	83,965	86,873	82,384
Combined fixed charges and preference distributions - Denominator	$531,028	$569,165	$564,023	$544,120	$543,695

Ratio of earnings to fixed charges	2.64	2.08	1.71	1.39	1.98

Ratio of earnings to combined fixed charges and preference distributions	2.24	1.78	1.45	1.17	1.68

       Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities plus (ii) fixed charges and (iii) income distributions from partially owned entities, minus (iv) capitalized interest and debt expense.  Fixed charges equals (i) interest and debt expense plus (ii) capitalized interest and debt expense and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals.  Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.